

May 31, 2022

Dear Fellow LivePerson Stockholders:

As previously communicated, Starboard Value LP (together with its affiliates, "Starboard") currently owns approximately 9.4% of the outstanding shares of LivePerson, Inc. ("LivePerson" or the "Company"), making us one of the Company's largest stockholders.

Since its IPO over two decades ago, LivePerson has failed to embrace many of the corporate governance best practices which have otherwise become widely adopted. For example, the founder Rob LoCascio has served as both CEO and Chair of the Board of Directors (the "Board") since LivePerson's IPO and the Company has never even had a lead independent director. LivePerson also maintains a number of troubling governance provisions, including a staggered board, super-majority voting requirement to amend the Bylaws and certain provisions of the Certificate of Incorporation, the inability of stockholders to call special meetings or act by written consent, no majority voting standard in uncontested director elections, and authorization to issue blank check preferred stock, amongst other problematic practices. We believe the Board also has a shocking lack of relevant industry expertise, public company board experience, and diversity of perspective. Unsurprisingly, this seemingly under-qualified Board, with an average tenure of approximately 13 years, has done a poor job at overseeing the Company, resulting in poor operating results, missed financial commitments, and dismal share price performance.

We firmly believe a critical first step to addressing the performance and cultural issues at LivePerson is to reconstitute the Board with new highly qualified and independent directors who can provide effective oversight and instill accountability. As such, we identified and nominated a slate of highly qualified director candidates for election to the Board at the LivePerson 2022 Annual Meeting of Stockholders (the "Annual Meeting"). The nominees we have proposed possess deep industry expertise, prior public company board experience, and would significantly improve diversity – all of which we believe are severely lacking on the current Board. As part of these changes, we also believe it is critical for some of the current long-tenured directors to retire from the Board to ensure proper refreshment and independence, while maintaining an appropriately sized board.

We have been clear with the Company that our goal is to work in good faith to reach a mutually agreeable resolution. We have repeatedly explained that our nominees would be made immediately available for interviews and vetting by the Company as soon as we are comfortable that the Board is willing to accept a level of change that we believe would be appropriate in these circumstances. Unfortunately, to date, the Board has been unwilling to recognize the need for any meaningful amount of change and has been focused on ensuring that each incumbent director remains in place while minimizing the number of new directors to be appointed.

Our frustration related to our dialogue around a potential settlement is only eclipsed by our outrage over the Company's clear intention to delay this year's Annual Meeting. While the 2021 LivePerson Annual Meeting of Stockholders was held a year ago last week on May 26, 2021, this year's Annual Meeting date has not even been announced yet indicating that this year's meeting will be materially delayed and not likely until July, or later.

The intent of this significant delay has recently become clear as it has come to our attention that the Company recently hired an executive search firm to conduct a search for new director candidates. So, after years of complacency around board composition and a lack of relevance, public board experience, and diversity on the Board, only now in response to our involvement and nomination of directors, the Company feels it is appropriate to materially delay the Annual Meeting to allow time for them to hand select new directors instead of working with us to reconstitute the Board in a meaningful way.

We believe this strategy is nothing but a reactive and transparent attempt to demonstrate an openness to change while the underlying goal is clearly to defend the status quo and make as little change as possible to appease stockholders.

As another indication of the Board's apparent desire for entrenchment, the Company has also recently rejected our request to use a universal proxy card at the upcoming Annual Meeting despite it being widely accepted as a governance best practice and being mandated by the Securities and Exchange Commission for all contested director elections occurring after August 31, 2022. We find it inexplicable for the Company to reject this simple and stockholder-friendly request and believe it clearly demonstrates the Board's desire to make it more difficult for stockholders to have flexibility in their voting decisions on the election of directors at this year's Annual Meeting.

We remain confident in our belief that LivePerson has tremendous unmet potential that can be unlocked through improved governance, accountability, and operational focus. As such, we will continue to attempt to work constructively with the Board to find a mutually agreeable solution. We also look forward to further engagement with our fellow stockholders and will be sharing additional information about our views on LivePerson and ideas for significant value creation.

Sincerely,

Peter Feld

Managing Member

Starboard Value LP